Exhibit 21.1

Subsidiaries of J.B. Hunt Transport Services, Inc.

(A)	J.B. Hunt Transport, Inc., a Georgia corporation

(B)	L.A., Inc., an Arkansas corporation

(C)	J.B. Hunt Corp., a Delaware corporation

(D)	J.B. Hunt Logistics, Inc., an Arkansas corporation

(E)	Hunt Mexicana, S.A. de C.V., a Mexican corporation

(F)	FIS, Inc., a Nevada corporation

(G)	WPS Purchasing, LLC, a Nevada LLC

(H)	J.B. Hunt Mexico, S.C., a Mexican partnership